EXH99-1

Exhibit 99.1

April 17, 2006

Hugo Madden
Palo Alto, CA 94306

Dear Hugo:

As we have discussed, in response to your request, Pharmacyclics is willing to change your employment status to that of a part-time employee reporting to me. Your new title will be Vice President, Technology Development. Initially, your duties will include assisting with the transition of your manufacturing responsibilities to Greg Hemmi, participating in various research related activities and other projects that we might agree upon in the future. The effective date of your part-time (average 24 hours per week) employment will be May 1, 2006.

The terms of your part-time employment will be as follows:

Your starting salary will be $5,691.84, paid every two weeks (equivalent to $147,987.84 per year). As a part-time, exempt employee of Pharmacyclics you will be eligible for the Company's standard benefits package, including paid time off (accrued on a pro-rated basis), medical/dental insurance coverage, and the Pharmacyclics Retirement Savings Plan (401k). As a participant in the 401(k) plan, you may continue to contribute a portion of your bi-weekly salary to the plan, subject to IRS annual limitations. Pharmacyclics will continue to make a matching contribution equal to 50% of your contribution on a bi-weekly basis, up to a maximum matching contribution of $1,500 per year.

You have also agreed to cancel 50% of your options that are outstanding and unvested as of May 1, 2006. The balance of your unvested options will vest according to their original vesting schedule.

Last, the letter agreement Dated March 28, 2000 related to severance benefits will be cancelled effective May 1, 2006.

Your employment with Pharmacyclics continues to be "at-will". This means that it is not for any specified period of time and can be terminated by you or by Pharmacyclics at any time, with or without advance notice, and for any or no particular reason or cause. It also means that your job duties, title and responsibility and reporting level, compensation and benefits, as well as Pharmacyclics' personnel policies and procedures, may be changed with prospective effect, with or without notice, at any time in the sole discretion of Pharmacyclics. This "at-will" nature of your employment shall remain unchanged during your tenure as an employee and may not be changed, except in an express writing signed by you and the Company's CEO. Should you or Pharmacyclics decide to terminate your employment, you will not be entitled to any further payments or benefits, or to any separation package.

By signing this agreement, the terms described in it shall be the terms of your employment, superseding any other agreements or understandings. Any additions or modifications of these terms must be in writing and signed by you and an officer of Pharmacyclics, Inc.

Hugo, I have truly enjoyed working with you over the last eight years, and I appreciate the significant contributions you have made to Pharmacyclics. I look forward to working with you in your new role.

Sincerely,

/s/ RICHARD A. MILLER, M.D.
Richard A. Miller, MD
President & CEO

Agreed:

/s/ HUGO MADDEN
Hugo Madden

May 2, 2006
Date